Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors

ICON plc

Dear Sirs:

We consent to the incorporation by reference in the registration statements (Nos. 333-204153, 333-190068 and 333-152802) each on Form S-8 of ICON plc of our reports dated February 28, 2017, with respect to the consolidated balance sheets of ICON plc as of December 31, 2016 and 2015 and the related consolidated statements of operations, comprehensive income, shareholders' equity and comprehensive income, and cash flows for each of the years in the three-year period ended December 31, 2016, and the effectiveness of internal control over financial reporting as of December 31, 2016, which reports appear in the December 31, 2016 Annual Report on Form 20-F of ICON plc.

/s/ KPMG

KPMG

Chartered Accountants

Dublin, Ireland

February 28, 2017